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Independent Auditors' Report on Uniform Single Attestation Program
for Mortgage Bankers


The Board of Directors
Peoples Heritage Financial Group, Inc.:

We have examined management's assertion about Family Bank, FSB, and its wholly owned subsidiary Peoples Heritage Mortgage ("the Bank's") compliance with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers as of and for the year ended December 31, 1999 included in the accompanying management assertion. Management is responsible for the Bank's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Bank's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Bank's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank's compliance with the minimum servicing standards.

In our opinion, management's assertion that, except for the noncompliance described below, the Bank complied in all material respects with the aforementioned minimum servicing standards as of and for the year ended December 31, 1999 is fairly stated, in all material respects.

As discussed in management's assertion, the following instances of noncompliance were reported as of December 31, 1998 but were resolved as of December 31, 1999:


1. USAP states that reconciliations shall be prepared on a monthly basis for all custodial bank accounts and related bank clearing accounts. The reconciliation shall be prepared within forty-five (45) calendar days after the cutoff date and reconciling items shall be resolved within ninety (90) calendar days of their original identification.

   The Bank had several Principal and Interest and Taxes and Insurance custodial accounts that were not reconciled timely throughout the year. Since accounts were not reconciled timely, there were many reconciling items that did not get cleared within 90 days of identification.

2. USAP states that funds of the servicing entity shall be advanced in cases where there is an overdraft in an investors' or mortgagors' account.

   Throughout 1998, the Bank had investors' custodial accounts where funds were not advanced to cover overdrafts.

3. USAP states that taxes and insurance payments shall be made on or before the penalty or insurance policy expiration dates, as indicated on the tax bills and insurance premium notices, respectively, provided that such support has been received by the servicing entity at least thirty (30) calendar days prior to these dates.

   The Bank had several tax and insurance payments that were not paid on a timely basis, mostly from September through December, 1998.

4. USAP states that adjustments on ARM loans shall be computed based on the related mortgage note and any ARM rider.

   The Bank had several ARM loans that were not being computed properly.


KPMG LLP
January 18,2000